MAIL STOP 3561

May 19, 2005

Mr. Mark A. McLeary
Chief Executive Officer
Med-Tech Solutions, Inc.
Suite 2200
1177 West Hastings Street
Vancouver, B.C., V6E 2K3

      Re:	Med-Tech Solutions, Inc.
   Registration Statement on Form SB-2
   File No. 333-122352
      Amendment No. 1 Filed April 12, 2005

Dear Mr. McLeary:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 5

1. You state in the second paragraph on page 5 that you intend to "establish distribution agreements with major independent medical device distributors." Clarify whether any such agreements exist and with whom. In the business section, disclose the material terms of these agreements and file as exhibits.

2. The section titled "Competitive Advantage" is overly promotional and repeats disclosure located elsewhere. Please delete this section from the summary.

Risk Factors, page 7

3. Please avoid the generic conclusions you reach in several of your risk factor narratives and subheadings that the risk could "adversely affect" your business, financial condition, results of operations or ability to raise capital or would "negatively affect," "affect" or have a "material adverse affect" on the same. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected. See, for example, risk factors 1, 6, 10, 11 and 15. See also prior comment 15.

4. Please indicate in risk factor 14 the reason why initial sales of the Gynecone device will originate in Asia. We note in the narrative that your flexibility may be somewhat limited by agreements you have entered into with your foreign distributors. Elaborate on this limitation, disclose the material terms of these agreements and file the same as exhibits.

5. Reference is made to risk factor 15. Since all companies rely on their key personnel, clearly explain how this specific risk applies to your company.

6. We note your response to comment 17. After further consideration it continues to appear to us that the risk factors addressing future clinical studies or physicians associations announcing positions and rapidly evolving technology and intense competition are generic in nature and equally applicable to similarly situated businesses. Please relocate the disclosure later in the prospectus.

Directors, Executive Officers, Promoters and Control Persons, page
19

Compensation

7. Under "Significant Personnel," please identify the third parties with whom you conduct your business, the services offered by the same, and the cost to the company for these services. File all agreements as exhibits. If none exist, so state.

Preferred Stock, page 21

8. Briefly indicate the amount of preferred stock outstanding.

Description of Business, page 23

9. In prior comment 33, we expressed our confusion over your business
description, which we reiterate.  After further reading, it
appears
you are a licensee of the Gynecone, yet you do not identify
yourself
as such. It also appears that you will rely entirely on third parties to manufacture and distribute this product, yet you describe yourself as being "focused on the distribution and marketing of medical pessary devices" with a plan of operation that seeks "funding to develop and market the Gynecone...."  It does not appear that you
have more than one product, so we do not understand reference to "devices." It also does not appear you are the entity developing the
Gynecone, so we do not understand reference to "develop." Finally, it does not appear you are the entity distributing the device, so we do not understand reference to "distribution," and to the extent you do undertake marketing activities, these efforts actually appear to be performed by the distributor. Fully address each of these matters to present clear and accurate disclosure of your business description and your plan of operation.

10. We remain unclear as to the current status of the Gynecone device. In this regard, we note that you have developed 500 prototypes of the Gynecone device, however this does not adequately address the exact status of the device and when you expect to bring it to market. Fully discuss and disclose all efforts undertaken to date and those that remain. See prior comment 34.

11. We note that you intend to finalize a distribution agreement with an established medial device distribution company in the Philippines by June 2005. Update as to the status of this agreement, fully discuss its material terms, identify the distributor and file the agreement as an exhibit. To the extent the agreement has not been finalized, you do not know its terms, or you do not know the identity, revise the disclosure appropriately.

12. Under MDMI Manufacturing Agreement on page 24, you state that you have agreed to indemnify MDMI for errors or defects arising from specifications provided by you to MDMI relating to the design of the
Gynecone device. We do not understand. Since MDMI designs and manufactures the device, why would you provide specifications? In this regard, we also refer to your response 36.

13. Refer to the disclosure under Revenue Model on page 26. Clarify whether the $60-$157 price for vaginal cones is on a per unit basis.
Explain "cost plus" and the basis for your assertion that that the labor component will be strictly controlled. Finally, it is not clear exactly how much the Gynecone will cost the company per unit.
It appears that materials may run $5.17 and labor $10.17, but it is not clear what packaging or sterilization costs will be. We also do not know what the distribution cost or marketing cost will be per unit.

14. Under Marketing Strategy on page 26, you refer to "market share predictions" and your "selected geographic area." Please elaborate on each. We note that you intend to establish distribution agreements. Clarify whether any such agreements exist and file as exhibits. In the plan of operation section, discuss what the terms of these agreements are/will be and the costs and/or expense (e.g. commission, fee) associated with the same. See prior comment 40.

15. We note that your distributors are expected to obtain all required regulatory approvals to market the Gynecone device. To the extent they are unable to do so, this would appear to create a material uncertainty. Consider addressing as a risk factor.

16. Under "Marketing Strategy" on page 26, you refer to "promotional activities" you will engage in both domestically and internationally.
Fully elaborate on these activities.  See prior comment 41.


17. Under "Intellectual Property" on page 27, you state that your intellectual property consists of the trade name "Gynecone."
Disclosure on page 30 states you have no intellectual property.
Please reconcile.  See prior comment 42.

Management`s Discussion and Analysis or Plan of Operations, page
32

18. Please update the Milestones and Objectives table as appropriate.
In doing so, clarify and update "validation of the proposed Gynecone device" in Phase I. In Phase II, explain and elaborate on "Initial clinical evaluation and refinement of working prototypes." Update and elaborate on "marketing in Philippines to secure distribution channels and generate leads" and explain to what "Protection of intellectual property" refers. You state in Phase II that you expect to finalize distribution agreements in the Philippines between July and September 2005. Disclosure elsewhere suggests June 2005.

19. Please elaborate on Professional Fees and Travel Expenses in the table beneath Milestones and Objectives. What do these fees and expenses entail?

20. Provide your available cash balance as the most recent date. It appears from the tables that your expenditures over the next 12 months will total $75,000, including the fees associated with this offering. The disclosure suggests that your expenses will total $75,000, less $10,000 in offering expenses already paid. You go on to state that you presently have funds sufficient to pursue your stated plan of operation. Given that your available cash balance ($64,780) is less than your planned expenditures, we do not understand this statement.

21. You indicate in the business section that you will spend
$25,000
on research and development over the next twelve months. Revise your disclosure to include this expenditure in your Milestones and Objections table. You currently indicate that you will expend $20,000 for R&D activities, selecting sites for release of commercialized product and developing packaging for the Gynecone device.

Market for Common Equity and Related Stockholder Matters, page 35
22. We note your use of an imbedded list in this section. Revise the prospectus to delete the use of all imbedded lists. Rather than include these lists in paragraph form, break them out into bullet points, with one bullet point for each item listed.


Financial Statements

License Agreement

23. Please expand Note 1(g) to disclose the significant assumptions used to estimate future undiscounted cash flows under the license agreement. Also disclose the expected useful life of the license agreement and the method of amortization that will be used.


24. Please provide a note to the interim financial statements stating that all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading have been provided. See Instruction 2 to Item 310(b) of Regulation S-B.

Part II

Signatures
25. As required by Instruction 1 to the Signature requirements of the
Form, the signature of the principal financial officer must be included. Please include the appropriate signature or title.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies


cc:	Stephen F.X. O`Neill, Esq.
	Fax (360) 332-2291

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Med-Tech Solutions, Inc.
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